Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Preferred Share Issue

TORONTO, April 14, 2014 – Bank of Montreal (TSX, NYSE: BMO) today announced an inaugural Basel III-compliant domestic public offering of $300 million of Non-Cumulative 5-year Rate Reset Class B Preferred Shares Series 27 (the “Preferred Shares Series 27”). The offering will be underwritten on a bought deal basis by a syndicate led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional $50 million of the Preferred Shares Series 27 exercisable at any time up to two days before closing.

The Preferred Shares Series 27 will be issued to the public at a price of $25.00 per Preferred Share Series 27 and holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending May 25, 2019 as and when declared by the board of directors of the Bank, payable in the amount of $0.25 per Preferred Share Series 27, to yield 4.00 per cent annually.

Subject to regulatory approval, on or after May 25, 2019, the Bank may redeem the Preferred Shares Series 27, in whole or in part at par. Thereafter, the dividend rate will reset every five years to be equal to the 5-Year Government of Canada Bond Yield plus 2.33 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 27 into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 28 (“Preferred Shares Series 28”) on May 25, 2019 and on May 25 of every fifth year thereafter. Holders of the Preferred Shares Series 28 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the board of directors of the Bank, equal to the then 3-month Government of Canada Treasury Bill yield plus 2.33 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 28 into an equal number of Preferred Shares Series 27 on May 25, 2024 and on May 25 of every fifth year thereafter.

The anticipated closing date is April 23, 2014. The net proceeds from the offering will be used by the Bank for general corporate purposes.

The Preferred Shares Series 27 and Preferred Shares Series 28 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Preferred Shares Series 27 or Preferred Shares Series 28 in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019

Internet: www.bmo.com